FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 3, 2017

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains the Summary of the resolutions adopted in the Annual General Meeting of Shareholders (the "Meeting") of Tenaris S.A. (the "Company") held on May 3, 2017, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg at 9:30 a.m. (Luxembourg time).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2017.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio

Summary of the resolutions adopted in the Annual General Meeting of Shareholders (the "Meeting") of Tenaris S.A. (the "Company") held on May 3,  2017, at 29,avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg at 9:30 a.m. (Luxembourg time)

1.
Consideration of the consolidated management report and related management certifications on the Company's consolidated financial statements as of and for the year ended December 31,  2016, and on the annual accounts as at December 31,  2016, and of the independent auditors' reports on such consolidated financial statements and annual accounts.

The Meeting resolved to acknowledge the consolidated management report and related management certifications on the Company's consolidated financial statements as of and for the year ended December 31, 2016, and on the Company's annual accounts as at December 31,  2016, and the independent auditors' reports on such consolidated financial statements and annual accounts.

2.	Approval of the Company's consolidated financial statements as of and for the year ended December 31, 2016.

The Meeting resolved to approve the Company's consolidated financial statements as of and for the year ended December 31, 2016.

3.	Approval of the Company's annual accounts as at December 31, 2016.

The Meeting resolved to approve the Company's annual accounts as at December 31, 2016.

4.	Allocation of results and approval of dividend payment for the year ended December 31, 2016.

The Meeting resolved (i) to approve a dividend for the year ended December 31, 2016, in the aggregate amount of US$0.41 per share (or US$0.82 per ADR), which represents an aggregate sum of approximately US$484 million, and which includes the interim dividend of US$0.13 per share (or US$0.26 per ADR) paid in November 2016, (ii) to authorize the Board of Directors to determine or amend, in its discretion, the terms and conditions of the dividend payment so approved, including the applicable record date, (iii) to make the dividend payment in U.S. dollars on May 24, 2017, in the amount of US$0.28 per share (or US$0.56 per ADR), pursuant to this resolution out of the Company's retained earnings reserve; and (iv) that the loss of the year ended December 31, 2016, be absorbed by the Company's retained earnings account.

5.	Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2016.

The Meeting resolved to discharge all those who were members of the Board of Directors throughout the year ended December 31, 2016, from any liability in connection with the management of the Company's affairs during such year.

6.	Election of the members of the Board of Directors.

The Meeting resolved to (i) increase the number of members of the Board of Directors to ten; (ii) appoint Mr. Yves Speeckaert to the Board of Directors; and (iii) re-appoint Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Mr. Alberto Valsecchi, Mr. Amadeo Vázquez y Vázquez and Mr. Guillermo Vogel to the Board of Directors, each of the persons appointed and re-appointed, respectively, in (ii) and (iii) above to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company's 2017 annual accounts.

7.	Authorization of the compensation of members of the Board of Directors.

The Meeting resolved that (i) each of the members of the Board of Directors receive an amount of US$115,000 as compensation for his services during the fiscal year 2017; (ii) each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000 and; (iii) the chairman of such Audit Committee receive, further, an additional fee of US$10,000.  In all cases, the approved compensation will be net of any applicable Luxembourg social security charges.

8.	Appointment of the independent auditors for the fiscal year ending December 31, 2017, and approval of their fees.

The Meeting resolved to (i) appoint PricewaterhouseCoopers, Société Coopérative, Cabinet de révision agréé, as the Company's independent auditors for the fiscal year ending December 31, 2017, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company's 2017 annual accounts; (ii) approve the independent auditors' fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2017, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to AR$ 34,597,674, BR$ 577,683, € 1,316,382, MX$ 3,699,606 and US$ 254,875, and (iii) authorize the Audit Committee to approve any increase or reallocation of the independent auditors' fees as may be necessary, appropriate or desirable under the circumstances.

9.
Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

The Meeting resolved to authorize the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company's website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.